November 17, 2020

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Karl Hiller
Accounting Branch Chief, Office of Energy & Transportation

Re:	EnLink Midstream, LLC
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed February 26, 2020
File No. 001-36336

Dear Mr. Hiller:

This letter sets forth the responses of EnLink Midstream, LLC (the “Registrant”) to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated November 4, 2020 (the “Comment Letter”) with respect to the above-referenced filing with the Commission.

For your convenience, we have repeated each comment of the Staff in bold face type exactly as given in the Comment Letter and set forth below such comment is the Registrant’s response.

Form 10-K for the Fiscal Year ended December 31, 2019

General

1.	The comments in this letter outline various concerns based on disclosures observed in your annual report. However, there are similar disclosures in your interim reports and earnings releases, and the corresponding periodic reports of your subsidiary, EnLink Midstream Partners, LP, that should be addressed. Please submit the revisions that you propose with regard to all of these filings with your response to our comments.

The Registrant acknowledges that disclosures similar to those cited in the Commission’s comments on the annual report are also in the Registrant’s interim filings, earnings releases, and in the corresponding periodic reports of its subsidiary, EnLink Midstream Partners, LP (“ENLK”). The Registrant will reflect the changes discussed herein in its future filings and in the corresponding filings of ENLK.

U.S. Securities and Exchange

Commission

November 17, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 64

2.	We note that you present on both a consolidated and segment basis “gross operating margin” as a non-GAAP measure, which excludes various amounts that would ordinarily be attributable to cost of sales under GAAP, such as DD&A and impairments of assets utilized in generating revenues, and direct labor. We also see that your measures of cost of sales exclude these amounts. Please utilize an alternate label for the non-GAAP measure to comply with Item 10(e)(1)(ii)(E) of Regulation S-K, which precludes using labels for non-GAAP metrics “…that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures.”

Please also revise your labeling for cost of sales, as presented on pages 60, 69, 90 and 139, to identify amounts that are attributable to cost of sales under GAAP, but which are being excluded from the measure, consistent with guidance in SAB Topic 11:B.

If your measures of DD&A, impairment and operating expenses are not fully attributable to cost of sales, identify the amounts within the totals that are attributable to cost of sales, either parenthetically or on separate lines within your tabulations and statements.

In response to the Commission’s comments, the Registrant will use “adjusted gross margin” as an alternate label for the non-GAAP measure “gross operating margin” and will also use “product costs” in lieu of “cost of sales.” The term “product costs” will be defined to include (i) the cost to purchase commodities, including natural gas, natural gas liquids, crude oil and condensate and (ii) the fees incurred to perform the Registrant’s services. Because “product costs” as so defined, does not include DD&A, impairments of assets utilized in generating revenues and direct labor, and because these amounts will be shown in the reconciliation of operating income/(loss) to adjusted gross margin, the Registrant believes there should be no need to identify such amounts as being included or excluded in product costs either parenthetically or on separate lines within the Registrant’s tabulations and statements.

Please see Attachment 2-A for an illustrative presentation to be used by the Registrant in future filings. The illustrative presentation reflects the application of the foregoing proposed revisions to the financial and operating data tables set forth on page 69 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2019.

U.S. Securities and Exchange

Commission

November 17, 2020

3.	We note your disclosures on page 69 are focused on revenues and incomplete measures of cost of sales and gross operating margin by segment. Please revise the presentation to reflect all cost of sales in your gross operating margin measures and to provide a reconciliation between the GAAP measures and your re-titled non-GAAP margins for each segment to comply with Item 10(e)(1)(i)(B) of Regulation S-K.

The narratives that are focused on periodic changes in the non-GAAP margin measures on pages 70 and 74 should also be revised to include a balanced and equally prominent discussion of the corresponding, most directly comparable measures compiled in accordance with GAAP to comply with Item 10(e)(1)(i)(A) of Regulation S-K.

In response to the Commission’s comments, the Registrant will revise its presentation to reflect the changes proposed in our response to Comment No. 2 above in accordance with Item 10(e)(1)(i)(B) of Regulation S-K. In addition, the Registrant will revise the non-GAAP margin measures narratives to include a balanced and equally prominent discussion of the corresponding, most directly comparable measures compiled in accordance with GAAP in order to comply with Item 10(e)(1)(i)(A) of Regulation S-K. We note that in the case of adjusted gross margin such discussion would begin with a discussion of operating income/(loss).

*        *        *

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (214) 721-9250 or Preston Bernhisel of Baker Botts L.L.P. at (214) 953-6783.

Very truly yours,

/s/ Sarah M. Rechter

Sarah M. Rechter
Deputy General Counsel

cc:	Barry E. Davis
Pablo G. Mercado
Alaina K. Brooks
J. Philipp Rossbach
EnLink Midstream, LLC

Joseph Klinko, Securities and Exchange Commission

Attachment 2-A

[See Attached]

	Permian	Louisiana	Oklahoma	North Texas	Corporate	Totals
Year Ended December 31, 2019
Operating income (loss)	$21.9	$(46.3)	$(558.2)	$21.3	$(199.5)	$(760.8)

Add:
Operating expenses	112.9	147.3	104.0	102.9	—	467.1
Depreciation and amortization	119.8	154.1	194.9	139.8	8.4	617.0
Impairments	3.5	188.7	813.5	127.8	—	1,133.5
(Gain) loss on disposition of assets	0.3	(2.6)	(0.1)	0.5	—	(1.9)
General and administrative	—	—	—	—	152.6	152.6
Loss on secured term loan receivable	—	—	—	—	52.9	52.9
Adjusted gross margin	$258.4	$441.2	$554.1	$392.3	$14.4	$1,660.4

	Permian	Louisiana	Oklahoma	North Texas	Corporate	Totals
Year Ended December 31, 2018
Operating income (loss)	$(123.6)	$92.9	$286.3	$42.0	$(143.8)	$153.8

Add:
Operating expenses	96.1	154.3	90.3	112.7	—	453.4
Depreciation and amortization	111.0	150.9	178.8	127.9	8.7	577.3
Impairments	138.5	24.6	—	202.7	—	365.8
(Gain) loss on disposition of assets	—	—	0.8	(0.4)	—	0.4
General and administrative	—	—	—	—	140.3	140.3
Adjusted gross margin	$222.0	$422.7	$556.2	$484.9	$5.2	$1,691.0

	Permian	Louisiana	Oklahoma	North Texas	Corporate	Totals
Year Ended December 31, 2017
Operating income (loss)	$(26.8)	$75.1	$130.5	$232.1	$(116.5)	$294.4

Add:
Operating expenses	85.1	147.2	64.6	121.8	—	418.7
Depreciation and amortization	109.9	141.7	156.3	127.0	10.4	545.3
Impairments	—	17.1	—	—	—	17.1
(Gain) loss on disposition of assets	0.5	0.2	0.4	(0.4)	(0.7)	—
General and administrative	—	—	—	—	128.6	128.6
Gain on litigation settlement	—	—	—	—	(26.0)	(26.0)
Adjusted gross margin	$168.7	$381.3	$351.8	$480.5	$(4.2)	$1,378.1

	Year Ended December 31,
	2019	2018	2017
Midstream Volumes:
Permian Segment
Gathering and Transportation (MMBtu/d)	723,400	521,900	361,200
Processing (MMBtu/d)	771,400	531,700	385,000
Crude Oil Handling (Bbls/d)	132,000	124,300	91,800
Louisiana Segment
Gathering and Transportation (MMBtu/d)	2,050,000	2,196,200	1,995,800
Processing (MMBtu/d)	400,200	431,200	453,300
Crude Oil Handling (Bbls/d)	18,900	15,400	16,400
NGL Fractionation (Gals/d)	7,341,700	6,584,400	5,772,800
Brine Disposal (Bbls/d)	2,700	3,200	4,200
Oklahoma Segment
Gathering and Transportation (MMBtu/d)	1,302,200	1,204,700	829,300
Processing (MMBtu/d)	1,276,700	1,195,300	810,300
Crude Oil Handling (Bbls/d)	47,300	15,700	—
North Texas Segment
Gathering and Transportation (MMBtu/d)	1,651,900	1,733,900	1,901,700
Processing (MMBtu/d)	750,500	747,400	799,400